April 24, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Howard Efron
Ms. Jennifer Monick
Mr. Ruairi Regan

Re:	APi Group Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed April 20, 2020
File No. 333-237553

Ladies and Gentlemen:

On behalf of APi Group Corporation (the “Company”), we hereby respond to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 23, 2020 (the “Comment Letter”). The Company has previously filed with the Commission, via EDGAR, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”). This letter, together with Amendment No. 2 to the Registration Statement on Form S-4 filed on the date hereof (as amended, the “Amended Registration Statement”), sets forth the Company’s response to the comment contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below such comment is the response of the Company with respect thereto and a statement identifying the location in the Amended Registration Statement of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and the Amended Registration Statement marked to show changes from the previously filed Registration Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of the Amended Registration Statement. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in the Amended Registration Statement.

April 24, 2020

Amendment No. 1 to Form S-4 filed April 20, 2020

APG Management’s Discussion and Analysis of Financial Condition and Results of Operations Combined Company, page 49

1.

We note your response to prior comment 2 and we are unable to agree that it is appropriate to present financial information of the Successor and the Predecessor on a combined basis without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise to remove the combined information throughout your filing. This comment applies to the combined results of operations, combined EBITDA, combined segment results, and combined cash flow information.

In response to the Staff’s comment, the Company has revised its disclosure in various places throughout the sections titled “Summary”, “APG Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business” to remove all combined financial information previously included in the Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

April 24, 2020

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or me at (954) 768-8210.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Russell Becker, Chief Executive Officer, APi Group Corporation

Thomas Lydon, Chief Financial Officer, APi Group Corporation

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com